UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                               Seafoods Plus, Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   81174P 30 2
                                 (CUSIP Number)


                                Michael W. Levin
                       c/o Cadapult Graphic Systems Inc.
                               110 Commerce Drive
                           Allendale, New Jersey 07401
                                  201-236-1100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 18, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d- 1(e), 240.13d-1(f) or 240.13-1(g), check the following box [X].

Note; Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 81174P 30 2

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Michael W. Levin

2.       Check the Appropriate Box if a Member of a Group (See Intstructions)

         (a)      ..............................................................
         (b)      ..............................................................

3.       SEC Use Only...........................................................

4.       Source of Funds (See Instructions):  0O

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)...........................................................

6.       Citizenship or Place of Organization:  United States

Number of Shares     7.       Sole Voting Power:              1,548,450
Beneficially         8.       Shared Voting Power:            None
Owned by Each        9.       Sole Dispositive Power:         1,548,450
Reporting           10.       Shared Dispositive Power:       None
Person With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 1,548,450
         Shares

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instruction)...........................................................

13.      Percent of Class Represented by Amount in Row (11):  68.8%

14.      Type of Reporting Person (See Instructions):   IN

Additional information required to be supplied as part of Schedule 13-D

Item 1.  Security and Issuer

         This statement relates to the common stock of Seafoods Plus, Ltd., par value $.001 per share ("Common Stock"). The Issuer is Seafoods Plus,
         Ltd., and its address is c/o Cadapult Graphic Systems Inc., 110 Commerce Drive, Allendale, New Jersey 07401.

Item 2.  Identity and Background

         (a)      This   statement is filed  by Michael W. Levin, an  individual
                  ("Levin").

         (b) Levin's business address is c/o Cadapult Graphic Systems Inc., 110 Commerce Drive, Allendale, New Jersey 07401.

         (c) Levin's principal occupation is President of Issuer and President of Cadapult System Graphics Inc., a New Jersey corporation ("Cadapult"). The principal business of Levin is Cadapult System Graphics Inc., 110 Commerce Drive, Allendale, New Jersey 07401.

         (d) Levin, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Levin, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f)      Levin is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         The Common Stock of the Issuer covered by this statement was acquired by Levin on June 18, 1998 in exchange for the transfer by Levin of his shares of the capital stock of Cadapult to the Issuer. The foregoing occurred as a result of a transaction contemplated by the Agreement and Plan of Reorganization by and among the Issuer and all of the shareholders, including Levin, of Cadapult.

Item 4.  Purpose of Transaction

         The purpose of Levin's acquisition of the Common Stock was to acquire operating control of the Issuer. Levin may make further purchases of the Issuer's Common

         Stock from time to time and may dispose of any or all of the shares of the Issuer's Common Stock held by it at any time.

         Levin may propose a merger of the Issuer and its wholly-owned subsidiary, Cadapult.

         The following individuals became the directors and executive officers of the Issuer, as a result of their election to fill the vacancies created by the resignations of the Issuer's former directors and officers:

                  Names                            Offices
                  -----                            -------
                  Michael W. Levin                 President, Chief Executive
                                                   Officer and Director

                  Frances Blanco                   Vice President, Secretary,
                                                   Treasurer and Director

                  Duncan Huyler                    Vice President

                  Paul Baker                       Director

         Except as set forth above in this Item 4, Levin does not have any present plans or proposals, which would relate to or result in any of events or actions described in subparagraphs (a) through (j) of Item 4. Nothing set forth above should be interpreted to preclude Levin from making any plans or proposals, which would related or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer

         (a) Of the Common Stock of the Issuer, Levin has acquired beneficial ownership of 1,548,450 shares (of which Levin beneficially owns 32,000 shares held by his children), representing approximately 68.8% of the outstanding Common Stock of the Issuer.

         (b) Levin has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of 1,548,450 shares of Common Stock, including shares beneficially owned by Levin and held by his children. Levin does not have the shared power to vote or to direct the vote of nor the shared power to dispose or to direct the disposition of any other shares of Common Stock.

         (c) Levin did not effect any transactions in the Common Stock during the past 60 days.

         (d) No person, other than those person referred to in paragraph(a) of Item 2 above, has the right to receive or the power to direct the receipt of the dividends from or the proceeds or sale of the securities covered by this statement.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable

Item 7.  Material to Be Filed as Exhibits

         The following exhibit is filed with this Schedule 13D:

         Exhibit 1                  Agreement and Plan of Reorganization


Signature

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


6/18/98
-------------------------------
Date


/s/ Michael W. Levin
-------------------------------
Signature


Michael W. Levin, Individually
-------------------------------
Name/Title

LIST OF EXHIBIT



Exhibit 1*        Agreement and Plan of Reorganization



* Certain schedules to Exhibit 1 (referenced as "Exhibit A" through "Exhibit I" in the Agreement and Plan of Reorganization) are omitted. All omitted schedules will be furnished supplementary to the Commission upon request. A copy of all omitted schedules may be obtained from the Issuer. The following is a list and brief description of all omitted schedules:

     Exhibit C           Seafoods Plus, Ltd. Audited Financial  Statements for
                         the Periods Ended December 31, 1997 and 1996 (Audited)

     Exhibit C-1         Seafoods  Plus,  Ltd.  Unaudited  Financial  Statements
                         for the Period Ended March 31, 1998

     Exhibit E           Cadapult Graphic Systems,  Inc. Audited Financial
                         Statements for the Periods Ended April 30, 1997 and
                         1996

     Exhibit G           Investment  Letter  executed  by  Cadapult  Graphic
                         Systems, Inc. Shareholders

     Exhibit H           Certificate of Officer and Principal Stockholders
                         Pursuant to Agreement and Plan of Reorganization by Seafoods Plus, Ltd.

     Exhibit I Certificate of Officer Pursuant to Agreement and Plan of Reorganization by Cadapult Graphic Systems, Inc.

                                                                       EXHIBIT 1

                      AGREEMENT AND PLAN OF REORGANIZATION


          THIS AGREEMENT (the "Plan") effective as of the 5th day of June, 1998, between Seafoods Plus, Ltd., a Utah corporation ("Seafoods"); Jenson Services, Inc., a Utah corporation ("Jenson Services"), Duane S. Jenson and Jeffrey D. Jenson, principal stockholders of Seafoods and Jenson Services (collectively referred to herein as "Jenson"); Cadapult Graphic Systems, Inc., a New Jersey corporation ("Cadapult"); and all of the stockholders of Cadapult (the "Cadapult Stockholders");

                              W I T N E S S E T H :

          Seafoods wishes to acquire and the Cadapult Stockholders wish to exchange all of the outstanding common stock of Cadapult for common stock of Seafoods in a transaction qualifying as a tax-free exchange pursuant to Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended; and

          NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, IT IS AGREED:

                                    Section 1

                                Exchange of Stock
                                -----------------

          1.1 Number of Shares.  The Cadapult  Stockholders agree to transfer to
              ----------------
Seafoods at the closing (the "Closing") 100% of the outstanding securities of Cadapult, which are listed in Exhibit A hereof attached hereto and incorporated herein by reference (the "Cadapult Shares"), in exchange for 1,650,000 shares of the one mill ($0.001) par value "unregistered" and "restricted" common voting stock of Seafoods.

          1.2 Delivery of Certificates by Cadapult Stockholders. The transfer of
              -------------------------------------------------
the Cadapult Shares by the Cadapult Stockholders shall be effected by the delivery to Seafoods at the Closing of stock certificates representing the transferred shares duly endorsed in blank or accompanied by stock powers executed in blank, with all signatures witnessed or guaranteed to the satisfaction of Seafoods and with all necessary transfer taxes and other revenue stamps affixed and acquired at the Cadapult Stockholders' expense.

          1.3  Further  Assurances.  At  the  Closing  and  from  time  to  time
               -------------------
thereafter, the Cadapult Stockholders shall execute such additional instruments and take such other action as Seafoods may request in order to exchange and transfer clear title and ownership in the Cadapult Shares to Seafoods.

          1.4  Resignation  of Present  Directors  and  Executive  Officers  and
               -----------------------------------------------------------------
Designation  of New Directors and Executive  Officers.  On Closing,  the present
-----------------------------------------------------
directors and executive officers of Seafoods, Kathleen L. Morrison, Jason Osborne and Terry Hardman, shall resign, in seriatim, and designate the directors and executive officers nominated by Cadapult to serve in their place and stead, until the next respective annual meetings of the stockholders and Board of Directors of Seafoods, and until their respective successors shall be elected and qualified or until their respective prior resignations or terminations.

          1.5 Name Change.  As soon as  practicable  following the Closing,  the
              -----------
Certificate of Incorporation of Seafoods shall be amended to change the name of Seafoods to "Cadapult Graphic Systems, Inc." There shall be no other shares, options, warrants or rights of any kind to Seafoods shares outstanding prior to closing.

          1.6 Change of  Domicile.  Seafoods  shall  change its  domicile to New
              -------------------
Jersey or Delaware, as selected by Cadapult and the Cadapult Stockholders, subject, however, to the approval of persons owning the required number of shares of the outstanding voting securities of Seafoods in accordance with the Utah Revised Business Corporation Act.

          1.7 Assets and Liabilities of Seafoods at Closing. Seafoods shall have
              ---------------------------------------------
no material assets and no liabilities at Closing, and Jenson shall indemnify and hold Cadapult and the Cadapult Stockholders harmless from any past liabilities that may be discovered. A Letter of Indemnification is attached hereto as Exhibit B and incorporated herein by reference.

                                    Section 2

                                     Closing
                                     -------

          The Closing contemplated by Section 1.1 shall be held at the offices of Fischbein Badillo Wagner Harding, 909 3rd Avenue, 18th Floor, New York, New York 10022, on or before June 18, 1998, unless another place or time is agreed upon in writing by the parties. The Closing may be accomplished by wire, express mail or other courier service, conference telephone communications or as otherwise agreed by the respective parties or their duly authorized representatives.

                                    Section 3

              Representations and Warranties of Seafoods and Jenson
              -----------------------------------------------------

          Seafoods and Jenson represent and warrant to, and covenant with, the Cadapult Stockholders and Cadapult as follows:

          3.1  Corporate  Status.  Seafoods  is a  corporation  duly  organized,
               -----------------
validly existing and in good standing under the laws of the State of Utah and is licensed or qualified as a foreign corporation in all states in which the nature of its business or the character or ownership of its properties makes such licensing or qualification necessary (Utah only.)

Seafoods is a publicly held company, having previously and lawfully offered and sold a portion of its securities in accordance with applicable federal and state securities laws, rules and regulations. Seafoods is a "reporting issuer," as that term is defined under the Securities Exchange Act of 1934 (the "1934 Act"), as amended, and the rules and regulations promulgated thereunder by the Securities and Exchange Commission; Seafoods is "current" in the filing of all reports required to be filed by it under the 1934 Act; and such reports are true and correct in every material respect. There is presently no public market for these or any other securities of Seafoods; however, its common stock is listed on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "SEUS."

          3.2 Capitalization.  The authorized capital stock of Seafoods consists
              --------------
of 50,000,000 shares of one mill ($0.001) par value common voting stock, of which 637,500 shares are issued and outstanding, all fully paid and non-assessable. There are no outstanding options, warrants or calls pursuant to which any person has the right to purchase any authorized and unissued common stock of Seafoods.

          3.3  Financial  Statements.   The  financial  statements  of  Seafoods
               ---------------------
furnished to the Cadapult Stockholders and Cadapult, consisting of audited financial statements for the periods ended December 31, 1997 and 1996, attached hereto as Exhibit C and incorporated herein by reference, and unaudited financial statements for the period ended March 31, 1998, attached hereto as Exhibit C-1 and incorporated herein by reference, are correct and fairly present the financial condition of Seafoods at such dates and for the periods involved; such statements were prepared in accordance with generally accepted accounting principles consistently applied, and no material change has occurred in the matters disclosed therein, except as indicated in Exhibit D, which is attached hereto and incorporated herein by reference. Such financial statements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. Seafoods has had no operations, as shown therein, and, as of this date has, and as of the date of closing shall have, no debts or other obligations, including, but not limited to, taxes, transfer agent fees, attorney's fees, accounting fees, rent, wages, printing or mailing costs, insurance or any other claims or liabilities, whether disclosed or undisclosed.

          3.4  Undisclosed  Liabilities.  Seafoods  has  no  liabilities  of any
               ------------------------
nature. None are reflected or reserved against in its balance sheets, whether accrued, absolute, contingent or otherwise, including, without limitation, tax liabilities and interest due or to become due. Jenson shall indemnify and hold Seafoods, the Cadapult Stockholders and Cadapult harmless from and against such liabilities in accordance with Exhibit B hereto.

          3.5 Interim Changes.  Since the date of its balance sheets, there have
              ---------------
been no (1) changes in financial condition, assets, liabilities or business of Seafoods; (2) damages, destruction or losses of or to property of Seafoods, payments of any dividend or other distribution in respect of any class of stock of Seafoods, or any direct or indirect redemption, purchase or other acquisition of any class of any such stock; or (3) obligations of any kind incurred as to anyone, including, but not limited to compensation, retirement benefits or other commitments to employees.

          3.6 Title to Property.  Seafoods has good and marketable  title to all
              -----------------
properties and assets, real and personal, reflected in its balance sheets, and the properties and assets of Seafoods are subject to no mortgage, pledge, lien or encumbrance, and no default exists.

          3.7 Litigation.  There is no litigation or proceeding  pending,  or to
              ----------
the knowledge of Seafoods, threatened, against or relating to Seafoods, its properties or business. Further, no officer, director or person who may be deemed to be an affiliate of Seafoods is party to any material legal proceeding which could have an adverse affect on Seafoods (financial or otherwise), and none is party to any action or proceeding wherein any has an interest adverse to Seafoods.

          3.8 Books  and  Records.  From the date of this  Plan to the  Closing,
              -------------------
Seafoods will (1) give to the Cadapult Stockholders and Cadapult or their respective representatives full access during normal business hours to all of its offices, books, records, contracts and other corporate documents and properties so that the Cadapult Stockholders and Cadapult or their respective representatives may inspect and audit them; and (2) furnish such information concerning the properties and affairs of Seafoods as the Cadapult Stockholders and Cadapult or their respective representatives may reasonably request.

          3.9 Tax  Returns.  Seafoods  has filed all federal and state income or
              ------------
franchise tax returns required to be filed or has received currently effective extensions of the required filing dates.

          3.10 Confidentiality. Until the Closing (and thereafter if there is no
               ---------------
Closing), Seafoods and its representatives will keep confidential any information which they obtain from the Cadapult Stockholders or from Cadapult concerning the properties, assets and business of Cadapult. If the transactions contemplated by this Plan are not consummated by June 18, 1998, Seafoods will return to Cadapult all written matter with respect to Cadapult obtained by Seafoods in connection with the negotiation or consummation of this Plan.

          3.11 Investment  Intent.  Seafoods is acquiring the Cadapult Shares to
               ------------------
be transferred to it under this Plan for investment and not with a view to the sale or distribution thereof, and Seafoods has no commitment or present intention to liquidate Cadapult or to sell or otherwise dispose of the Cadapult Shares.

          3.12  Corporate  Authority.  Seafoods  has full  corporate  power  and
                --------------------
authority to enter into this Plan and to carry out its obligations hereunder and will deliver to the Cadapult Stockholders and Cadapult or their respective representatives at the Closing a certified copy of resolutions of its Board of Directors authorizing execution of this Plan by its officers and performance thereunder, and the sole director adopting and delivering such resolutions is the duly elected and incumbent director of Seafoods.

          3.13 Due  Authorization.  Execution  of this Plan and  performance  by
               ------------------
Seafoods hereunder have been duly authorized by all requisite corporate action on the part of Seafoods, and this Plan constitutes a valid and binding obligation of Seafoods and performance hereunder will not violate any provision of the Articles of Incorporation, Bylaws, agreements, mortgages or other commitments of Seafoods.

          3.14 Environmental Matters. Seafoods has no knowledge of any assertion
               ---------------------
by any governmental agency or other regulatory authority of any environmental lien, action or proceeding, or of any cause for any such lien, action or proceeding related to the business operations of Seafoods. In addition, to the best knowledge of Seafoods, there are no substances or conditions which may support a claim or cause of action against Seafoods or any of its current or former officers, directors, agents or employees, whether by a governmental agency or body, private party or individual, under any Hazardous Materials
Regulations. "Hazardous Materials" means any oil or petrochemical products, PCB's, asbestos, urea formaldehyde, flammable explosives, radioactive materials, solid or hazardous wastes, chemicals, toxic substances or related materials, including, without limitation, any substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," or "toxic substances" under any applicable federal or state laws or regulations. "Hazardous Materials Regulations" means any regulations governing the use, generation, handling, storage, treatment, disposal or release of hazardous materials, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act and the Federal Water Pollution Control Act.

          3.15 Access to Information  Regarding Cadapult.  Seafoods acknowledges
               -----------------------------------------
that it has been delivered copies of documents Seafoods has requested from Cadapult, which Cadapult believes to be sufficient material information respecting  Cadapult  and its  present  and  contemplated  business  operations, potential acquisitions, management and other factors; Seafoods further acknowledges that it has had a reasonable opportunity to review such documentation and discuss it, to the extent desired, with its legal counsel, directors anestions of and receive responses from the directors and executive officers of Cadapult, and with the legal and accounting firms of Cadapult, with respect to such documentation; and that to the extent requested, all questions raised have been answered and documents requested have been provided to Seafoods to its complete satisfaction.

                                    Section 4

              Representations, Warranties and Covenants of Cadapult
              -----------------------------------------------------

          Cadapult represents and warrants to, and covenants with, Seafoods as follows:

          4.1  Cadapult  Shares.  The Cadapult  Stockholders  are the record and
               ----------------
beneficial owners of all of the Cadapult Shares listed in Exhibit A, free and clear of adverse claims of third parties; and Exhibit A correctly sets forth the names, addresses and the number of Cadapult Shares owned by the Cadapult Stockholders.

          4.2  Corporate  Status.  Cadapult  is a  corporation  duly  organized,
               -----------------
validly existing and in good standing under the laws of the State of New Jersey and is licensed or qualified as a foreign corporation in all states in which the nature of its business or the character or ownership of its properties makes such licensing or qualification necessary.

          4.3 Capitalization.  The authorized capital stock of Cadapult consists
              --------------
of 2,500 shares of common voting stock, no par value, of which 319.6748 shares are issued and outstanding, all fully paid and non-assessable. There are no outstanding options, warrants or calls pursuant to which any person has the right to purchase any authorized and unissued capital stock of Cadapult.

          4.4  Financial  Statements.   The  financial  statements  of  Cadapult
               ---------------------
furnished to Seafoods, consisting of unaudited financial statements for the periods ended April 30, 1997 and 1996, attached hereto as Exhibit E, and incorporated herein by reference, are correct and fairly present the financial condition of Cadapult as of these dates and for the periods involved, and such statements were prepared in accordance with generally accepted accounting principles consistently applied. To the best of Cadapult's knowledge, these financial statements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

          4.5 Undisclosed Liabilities. Cadapult knows of no material liabilities
              -----------------------
of any nature except to the extent reflected or reserved against in the balance sheets, whether accrued, absolute, contingent or otherwise, including, without limitation, tax liabilities and interest due or to become due, except as set forth in Exhibit F attached hereto and incorporated herein by reference.

          4.6 Interim Changes. To the best of Cadapult's  knowledge,  except for
              ---------------
expected changes previously communicated to Seafoods due to negatively affect Cadapult's recent fiscal quarter, since the date of these balance sheets, except as set forth in Exhibit F, there have been no (1) changes in the financial condition, assets, liabilities or business of Cadapult, in the aggregate, have been materially adverse; (2) damages, destruction or loss of or to the property of Cadapult, payment of any dividend or other distribution in respect of the capital stock of Cadapult, or any direct or indirect redemption, purchase or other acquisition of any such stock; or (3) increases paid or agreed to in the compensation, retirement benefits or other commitments to its employees.

          4.7 Title to Property.  Cadapult has good and marketable  title to all
              -----------------
properties and assets, real and personal, proprietary or otherwise, reflected in these balance sheets, and the properties and assets of Cadapult are subject to no mortgage, pledge, lien or encumbrance, except as reflected in the balance sheet or in Exhibit F, with respect to which no default exists.

          4.8 Litigation.  There is no litigation or proceeding  pending,  or to
              ----------
the knowledge of Cadapult, threatened, against or relating to Cadapult or its properties or business, except as set forth in Exhibit F. Further, no officer, director or person who may be deemed to be an affiliate of Cadapult is party to any material legal proceeding which could have an adverse effect on Cadapult (financial or otherwise), and none is party to any action or proceeding wherein any has an interest adverse to Cadapult.

          4.9 Books  and  Records.  From the date of this  Plan to the  Closing,
              -------------------
Cadapult will (1) give to Seafoods and its representatives full access during normal business hours to all of its offices, books, records, contracts and other corporate documents and properties so that Seafoods may inspect and audit them; and (2) furnish such information concerning the properties and affairs of Cadapult as Seafoods may reasonably request.

          4.10 Tax  Returns.  Cadapult has filed all federal and state income or
               ------------
franchise tax returns required to be filed or has received currently effective extensions of the required filing dates.

          4.11 Confidentiality.  Until the Closing (and continuously if there is
               ---------------
no Closing), Cadapult, the Cadapult Stockholders and their representatives will keep confidential any information which they obtain from Seafoods concerning its properties, assets and business. If the transactions contemplated by this Plan are not consummated by June 18, 1998, Cadapult and the Cadapult Stockholders will return to Seafoods all written matter with respect to Seafoods obtained by them in connection with the negotiation or consummation of this Plan.

          4.12 Investment  Intent.  The Cadapult  Stockholders are acquiring the
               ------------------
shares to be exchanged and delivered to them under this Plan for investment and not with a view to the sale or distribution thereof, and the Cadapult Stockholders have no commitment or present intention to liquidate the Company or to sell or otherwise dispose of the Seafoods shares. The Cadapult Stockholders shall execute and deliver to Seafoods on the Closing an Investment Letter attached hereto as Exhibit G and incorporated herein by reference, acknowledging the "unregistered" and "restricted" nature of the shares of Seafoods being received under the Plan in exchange for the Cadapult Shares, and receipt of certain material information regarding Seafoods.

          4.13  Corporate  Authority.  Cadapult  has full  corporate  power  and
                --------------------
authority to enter into this Plan and to carry out its obligations hereunder and will deliver to Seafoods or its representative at the Closing a certified copy of resolutions of its Board of Directors authorizing execution of this Plan by its officers and performance thereunder.

          4.14 Due  Authorization.  Execution  of this Plan and  performance  by
               ------------------
Cadapult hereunder have been duly authorized by all requisite corporate action on the part of Cadapult, and this Plan constitutes a valid and binding obligation of Cadapult and performance hereunder will not violate any provision of the Articles of Incorporation, Bylaws, agreements, mortgages or other commitments of Cadapult.

          4.15 Environmental Matters. Cadapult has no knowledge of any assertion
               ---------------------
by any governmental agency or other regulatory authority of any environmental lien, action or proceeding, or of any cause for any such lien, action or proceeding related to the business operations of Cadapult or its predecessors. In addition, to the best knowledge of Cadapult, there are no substances or conditions which may support a claim or cause of action against Cadapult or any of its current or former officers, directors, agents, employees or predecessors, whether by a governmental agency or body, private party or individual, under any Hazardous Materials Regulations. "Hazardous Materials" means any oil or petrochemical products, PCB's, asbestos, urea formaldehyde, flammable explosives, radioactive materials, solid or hazardous wastes, chemicals, toxic substances or related materials, including, without limitation, any substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," or "toxic substances" under any applicable federal or state laws or regulations. "Hazardous Materials Regulations" means any regulations governing the use, generation, handling, storage, treatment, disposal or release of hazardous materials, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act and the Federal Water Pollution Control Act.

          4.16  Access  to  Information  Regarding  Seafoods.  Cadapult  and the
                --------------------------------------------
Cadapult Stockholders acknowledge that they have been delivered copies of what has been represented to be documentation containing all material information respecting Seafoods and its present and contemplated business operations, potential acquisitions, management and other factors; that they have had a reasonable opportunity to review such documentation and discuss it, to the extent desired, with their legal counsel,tunity to ask questions of and receive responses from the directors and executive officers of Seafoods, and with the legal and accounting firms of Seafoods, with respect to such documentation; and that to the extent requested, all questions raised have been answered to their complete satisfaction.

                                    Section 5

  Conditions Precedent to Obligations of Cadapult and the Cadapult Stockholders
  -----------------------------------------------------------------------------

          All obligations of Cadapult and the Cadapult Stockholders under this Plan are subject, at their option, to the fulfillment, before or at the Closing, of each of the following conditions:

          5.1   Representations   and   Warranties   True   at   Closing.    The
                --------------------------------------------------------
representations and warranties of Seafoods and Jenson contained in this Plan shall be deemed to have been made again at and as of the Closing and shall then be true in all material respects and shall survive the Closing.

          5.2 Due  Performance.  Seafoods  and Jenson shall have  performed  and
              ----------------
complied with all of the terms and conditions required by this Plan to be performed or complied with by it before the Closing.

          5.3  Officers'  and  Jenson's  Certificate.  Cadapult and the Cadapult
               -------------------------------------
Stockholders shall have been furnished with a certificate signed by the President of Seafoods and Jenson, attached hereto as Exhibit H and incorporated herein by reference, dated as of the Closing, certifying (1) that all representations and warranties of Seafoods and Jenson contained herein are true and correct; and (2) that since the date of the financial statements (Exhibits C and C-1 hereto), there has been no material adverse change in the financial condition, business or properties of Seafoods, taken as a whole.

          5.4  Opinion  of  Counsel  of  Seafoods.  Cadapult  and  the  Cadapult
               ----------------------------------
Stockholders shall have received an opinion of counsel for Seafoods, dated as of the Closing, to the effect that (1) the representations of Sections 3.1, 3.2 and
3.12 are correct; (2) except as specified in the opinion, counsel knows of no inaccuracy in the representations in 3.5, 3.6 or 3.7; and (3) the shares of Seafoods to be issued to the Cadapult Stockholders under this Plan will, when so issued, be validly issued, fully paid and non-assessable.

          5.5  Assets  and  Liabilities  of  Seafoods.  Seafoods  shall  have no
               --------------------------------------
material assets and no liabilities at Closing, and all costs, expenses and fees incident to the Plan shall have been paid, and Jenson shall have executed and delivered Exhibit B hereto in favor of Seafoods, Cadapult and the Cadapult Stockholders.

          5.6 Resignation of Directors and Executive Officers and Designation of
              ------------------------------------------------------------------
New  Directors  and  Executive  Officers.  The present  directors  and executive
----------------------------------------
officers of Seafoods shall resign, and shall have designated nominees of Cadapult as directors and executive officers of Seafoods to serve in their place and stead, until the next respective annual meetings of the stockholders and Board of Directors of Seafoods, and until their respective successors shall be elected and qualified or until their respective prior resignations or terminations.

          5.7 Reverse  Split and Name Change of Seafoods.  The  requirements  of
              ------------------------------------------
Section 1.5 hereof shall have been fully satisfied at Closing.

          5.8 Change of Domicile.  Seafoods  shall change its domicile  from the
              ------------------
State  of  Utah  to  such  state  as  selected  by  Cadapult  and  the  Cadapult
Stockholders.

                                    Section 6

                 Conditions Precedent to Obligations of Seafoods
                 -----------------------------------------------

          All obligations of Seafoods under this Plan are subject, at its option, to the fulfillment, before or at the Closing, of each of the following conditions:

          6.1   Representations   and   Warranties   True   at   Closing.    The
                --------------------------------------------------------
representations and warranties of Cadapult and the Cadapult Stockholders contained in this Plan shall be deemed to have been made again at and as of the Closing and shall then be true in all material respects and shall survive the Closing.

          6.2 Due Performance. Cadapult and the Cadapult Stockholders shall have
              ---------------
performed and complied with all of the terms and conditions required by this Plan to be performed or complied with by them before the Closing.

          6.3 Officers' and Stockholders' Certificate.  Seafoods shall have been
              ---------------------------------------
furnished with a certificate signed by the President of Cadapult, attached hereto as Exhibit I and incorporated herein by reference, dated as of the Closing, certifying (1) that all representations and warranties of Cadapult and the Cadapult Stockholders contained herein are true and correct; and (2) that since the date of the financial statements (Exhibits D and D-1), there has been no material adverse change in the financial condition, business or properties of Cadapult, taken as a whole.

          6.4 Opinion of Counsel of Cadapult.  Seafoods  shall have  received an
              ------------------------------
opinion of counsel for Cadapult, dated as of the Closing, to the effect that (1) the representations of Sections 4.2, 4.3 and 4.13 are correct; (2) except as specified in the opinion, counsel knows of no inaccuracy in the representations in 4.7 or 4.8; (3) the Cadapult Shares to be delivered to Seafoods under this Plan will, when so delivered, have been validly issued, fully paid and non-assessable.

          6.5 Books  and  Records.  The  Cadapult  Stockholders  or the Board of
              -------------------
Directors of Cadapult shall have caused Cadapult to make available all books and records of Cadapult, including minute books and stock transfer records; provided, however, only to the extent requested in writing by Seafoods at Closing.

          6.6 Acceptance by Cadapult Stockholders.  The terms of this Plan shall
              -----------------------------------
have been accepted by the Cadapult Stockholders by execution and delivery of a copy of the Plan and related instruments.

                                    Section 7

                                   Termination
                                   -----------

          Prior to Closing, this Plan may be terminated (1) by mutual consent in writing; (2) by either the sole director of Seafoods or Cadapult and the Cadapult Stockholders if there has been a material misrepresentation or material breach of any warranty or covenant by the other party; or (3) by either the directors of Seafoods or Cadapult and the Cadapult Stockholders if the Closing shall not have taken place, unless adjourned to a later date by mutual consent in writing, by the date fixed in Section 2.

                                    Section 8

                               General Provisions
                               ------------------

          8.1 Further Assurances.  At any time, and from time to time, after the
              ------------------
Closing, each party will execute such additional instruments and take such action as may be reasonably requested by the other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Plan.

          8.2 Waiver. Any failure on the part of any party hereto to comply with
              ------
any of its obligations, agreements or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

          8.3 Brokers. Each party represents to the other parties hereunder that
              -------
no broker or finder has acted for it in connection with this Plan, and Seafoods and Jenson agree to indemnify and hold harmless Cadapult and the Cadapult Stockholders against any fee, loss or expense arising out of claims by brokers or finders employed or alleged to have been employed by Seafoods and/or Jenson.

          8.4 Notices. All notices and other  communications  hereunder shall be
              -------
in writing and shall be deemed to have been given if delivered in person or sent by prepaid first-class registered or certified mail, return receipt requested, as follows:

         If to Seafoods:                    5525 South 900 East, #110
                                            Salt Lake City, Utah 84117

         With a copy to:                    Leonard W. Burningham, Esq.
                                            455 East 500 South, #205
                                            Salt Lake City, Utah 84111

         If to Jenson:                      5525 South 900 East, #110
                                            Salt Lake City, Utah 84117

         If to Cadapult:                    110 Commerce Drive
                                            Allendale, New Jersey 07401

         With a copy to:                    Dan Brecher, Esq., Counsel
                                            Fischbein Badillo Wagner Harding
                                            909 3rd Avenue, 18th Floor
                                            New York, New York 10022

         If to the Cadapult                 To the Address listed in Exhibit A
         Stockholders:

          8.5 Entire  Agreement.  This Plan  constitutes  the  entire  agreement
              -----------------
between the parties and supersedes and cancels any other agreement, representation, or communication, whether oral or written, between the parties hereto relating to the transactions contemplated herein or the subject matter hereof.

          8.6  Headings.  The section and  subsection  headings in this Plan are
               --------
inserted for convenience only and shall not affect in any way the meaning or interpretation of this Plan.

          8.7  Governing  Law.  This Plan shall be governed by and construed and
               --------------
enforced in accordance with the laws of the State of New York, except to the extent pre- empted by federal law, in which event (and to that extent only), federal law shall govern.

          8.8  Assignment.  This Plan  shall  inure to the  benefit  of,  and be
               ----------
binding upon, the parties hereto and their successors and assigns; provided however, that any assignment by any party of its rights under this Plan without the prior written consent of the other parties shall be void.

          8.9 Counterparts.  This Plan may be executed  simultaneously in two or
              ------------
more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Reorganization effective the day and year first above written.


                           SEAFOODS PLUS, LTD.


Date:  6/9/98.             By /s/ Kathleen L. Morrison
                             -------------------------
                                  Kathleen L. Morrison, President

                           JENSON SERVICES, INC.


Date:  6/9/98.             By /s/ Duane S. Jenson
                             -------------------------
                                  Duane S. Jenson, President


Date:  6/9/98.               /s/ Duane S. Jenson
                             -------------------------
                                 Duane S. Jenson


Date:  6/9/98.               /s/ Jeffrey D. Jenson
                             -------------------------
                                 Jeffrey D. Jenson


                           CADAPULT GRAPHIC SYSTEMS, INC.


Date:  6/15/98.            By /s/ Michael W. Levin
                             -------------------------
                                  Michael W. Levin, President


                           CADAPULT STOCKHOLDERS

Date:  6/15/98.               /s/ Michael W. Levin
                             -------------------------
                                  Michael W. Levin


Date:  6/16/98.               /s/ Frances Blanco
                             -------------------------
                                  Frances Blanco


Date:  6/15/98.               /s/ Duncan Huyler
                             -------------------------
                                  Duncan Huyler


Date:  6/15/98.               /s/ Duncan Yates
                             -------------------------
                                  Duncan Yates


Date:  6/15/98.               /s/ Michael W. Levin
                             -------------------------
                                  Michael W. Levin,
                                  c/f Nathan M. Levin


Date:  6/15/98.               /s/ Michael W. Levin
                             -------------------------
                                  Michael W. Levin,
                                  c/f Tyler W. Levin

                                    EXHIBIT A





                                                            Number of Shares of
                                   Number of Shares         Seafoods
                                   Owned of                 to be
Name and Address                   Cadapult                 Received in Exchange
----------------                   --------                 --------------------


Michael W. Levin                     293.80                     1,516,450
8 Meadow Lane
Allendale, New Jersey 07401

Frances Blanco                         7.90                        40,775
1128 Park Avenue
Hoboken, New Jersey 07030

Duncan Huyler                          7.90                        40,775
551 Lattintown Rd.
Marlboro, New York 12542

Duncan Yates                           3.8748                      20,000
651 Wyndemere Avenue
Ridgewood, New Jersey 07450

Nathan M. Levin                        3.10                        16,000
8 Meadow Lane
Allendale, New Jersey 07401

Tyler W. Levin                         3.10                        16,000
8 Meadow Lane
Allendale, New Jersey 07401


                                     319.6748                   1,650,000

                                    EXHIBIT B

                            Letter of Indemnification
                            -------------------------


Cadapult Graphic Systems, Inc.
110 Commerce Drive
Allendale, New Jersey 07401

Seafoods Plus, Ltd.
5525 South 900 East, #110
Salt Lake City, Utah 84117

Re: Seafoods Plus, Ltd., a Utah corporation (the "Company"), Agreement and Plan of Reorganization (the "Plan") with Cadapult Graphic Systems, Inc., a New Jersey corporation ("Cadapult"), and all of the stockholders of Cadapult (the "Cadapult Stockholders")

Dear Ladies and Gentlemen:

          In further consideration of the completion of the Plan and to satisfy one of the conditions pursuant to which Cadapult and the Cadapult Stockholders have agreed to their respective obligations under the Plan, Jenson Services, Inc., Duane S. Jenson and Jeffrey D. Jenson (collectively referred to as "Jenson"), principal stockholders of the Company and Jenson Services, Inc., do hereby (i) compromise any outstanding liabilities of the Company owed to them for advances or otherwise prior to the closing (the "Closing") of the Plan (excluding any benefits Jenson may receive under the Plan); (ii) agree to pay all other outstanding liabilities which were incurred prior to the Closing;
(iii) represent and warrant that to their knowledge, there are no other outstanding liabilities of the Company which are not set forth in the financial statements of the Company which are appended to the Plan as Exhibits C and C-1; and (iv) agree to indemnify and hold the Company, Cadapult and the Cadapult Stockholders harmless from and against any and all other liabilities of the Company existing prior the Closing. It is specifically represented, understood and agreed that Cadapult and the Cadapult Stockholders are not and shall not be responsible for any costs, claims or obligations of any type or nature that in any way exists, existed or may exist, wherever, as asserted, for or to the extent related to any act or occurrence prior to the date of completion of the Plan.

          This Letter of Indemnification and all obligations of any type or nature hereunder shall expire six years from the date hereof.

                                            JENSON SERVICES, INC.


Dated:  6/9/98.                             By /s/ Duane S. Jenson
                                              --------------------------------
                                                   Duane S. Jenson, President

Dated:  6/9/98.                                /s/ Duane S. Jenson
                                              --------------------------------
                                                   Duane S. Jenson

Dated:  6/9/98.                                /s/ Jeffrey D. Jenson
                                              --------------------------------
                                                   Jeffrey D. Jenson

                                    EXHIBIT D




                  None.

                                    EXHIBIT F


                  None.